EXHIBIT 12

AFLAC INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

(In thousands)	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Fixed charges:
Interest expense	$5,534	$5,340	$16,337	$14,488
Rental expense deemed interest	116	138	350	392
Interest on investment-type contracts	915	709	2,724	1,793

Total fixed charges	$6,565	$6,187	$19,411	$16,673

Earnings before income taxes	$371,463	$357,295	$1,118,685	$964,286
Add back:
Fixed charges	6,565	6,187	19,411	16,673

Total earnings before income
taxes and fixed charges	$378,028	$363,482	$1,138,096	$980,959

Ratio of earnings before income
taxes and fixed charges	57.6x	58.7x	58.6x	58.8x

EXH 12-1